As filed with the Securities and Exchange Commission on June 11, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SCHOOL SPECIALTY, INC.

(Exact name of registrant as specified in its charter)

Delaware	39-0971239
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

W6316 Design Drive Greenville, Wisconsin	54942
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange in which each class is to be registered
Common Stock, $0.001 par value	None.

This Amendment to Form 8-A amends and supplements the Registration Statement on Form 8-A filed by School Specialty, Inc., a Wisconsin corporation, with the Securities and Exchange Commission on June 4, 1998.

Item 1. Description of Registrant’s Securities to be Registered.

On January 31, 2013, School Specialty, Inc., a Wisconsin corporation (the “SSI”), and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On May 23, 2013, the Bankruptcy Court entered an order confirming the Debtors’ Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan”), and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013 (the “Confirmation Order”). The Plan became effective on June 11, 2013 (the “Effective Date”). Pursuant to the Plan, all outstanding equity interests of SSI that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date. Also on the Effective Date, in accordance with and as authorized by the Plan, SSI reincorporated in Delaware pursuant to a merger (the “Merger”) with and into a wholly-owned subsidiary of SSI named SSI Merger Sub Inc., a Delaware corporation (“Merger Sub”), where Merger Sub was the surviving entity. Upon effectiveness of the merger, the name of Merger Sub was changed to School Specialty, Inc. (the “Corporation,” “we,” “our,” and “us”).

In accordance with and as authorized by the Plan and Confirmation Order, approximately 1 million shares of common stock, par value $0.001 per share (the “New Common Stock”) of the Corporation were issued as of the Effective Date. This Amended Registration Statement registers the New Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Additionally, in accordance with and as authorized by the Plan and Confirmation Order, (i) the Corporation filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the State of Delaware as an exhibit to the Certificate of Ownership and Merger which effectuated the Merger, and (ii) the Bylaws of the Corporation (the “Bylaws”) were deemed adopted.

The following describes certain matters relating to the Certificate of Incorporation and the Bylaws that became effective on the Effective Date, but does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, as set forth in the Exhibits to this Amended Registration Statement, which are incorporated by reference in this Item 1. Additionally, the General Corporation Law of Delaware, as amended, may also affect the capital stock of the Corporation.

I.	DESCRIPTION OF CAPITAL STOCK

1. Shares. The authorized capital stock of the Corporation consists of (i) 2,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and (ii) 500,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

2. Voting Rights. Subject to applicable law and except as otherwise expressly provided elsewhere in the Certificate of Incorporation or the Bylaws, and subject to the rights of holders of any outstanding series of Preferred Stock, each holder of record of one or more issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation, and the approval of all matters brought before the stockholders of the Corporation shall require, in addition to any other vote required by law, the affirmative vote of the holders of a majority of the then-issued and outstanding shares of Common Stock.

Our Common Stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of Common Stock entitling its holder to one vote. Holders of our Common Stock will not have cumulative voting rights. Subject to the voting rights, if any, of holders of any outstanding series of Preferred Stock, the holders of the issued and outstanding shares of Common Stock shall have the right and power to elect all the directors of the Corporation by vote of holders of a majority of the votes of the issued and outstanding shares of Common Stock present in person or represented by proxy at any meeting at a which a quorum is present called for the purpose of electing directors.

The Corporation may not issue non-voting equity securities of any class, series or other designation to the extent prohibited by Section 1123(a)(6) of Chapter 11 of the United States Bankruptcy Code.

3. Dividends. The Board of Directors may cause dividends to be declared and paid on outstanding shares of Common Stock out of funds legally available for the payment of dividends.

4. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of issued and outstanding shares of Common Stock shall be entitled to share, ratably according to the number of shares of Common Stock held by each such holder, in the remaining assets of the Corporation available for distribution to its stockholders after the payment, or provision for payment, of all debts and other liabilities of the Corporation and the payment of any outstanding Preferred Stock that has preferential rights on distributions upon a liquidation, dissolution or winding up of the Corporation.

5. Fully Paid Shares. All shares of our Common Stock are fully paid and non-assessable.

6. Relative Rights. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Corporation may designate and issue in the future.

7. Preferred Stock. Our Board of Directors is authorized, without stockholder approval, subject to applicable law and certain provisions of our Certificate of Incorporation, to issue Preferred Stock in one or more series and fix the number of shares constituting any such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock, including dividend rights, dividend rate, voting rights, terms of redemption, redemption prices, conversion rights and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock. In addition, any preferred stock so issued may rank senior to our Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

8. Terms of conversion. Not Applicable.

9. Sinking fund provisions. Not Applicable.

10. Redemption provisions. Not Applicable.

11. Classification of the Board of Directors. Not Applicable.

12. Preemption rights. Not Applicable.

II.	ANTI-TAKEOVER EFFECTS OF THE DELAWARE GENERAL CORPORATION LAW (“DGCL”) AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

1. Undesignated Preferred Stock.

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Corporation.

2. Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals.

Our Certificate of Incorporation and Bylaws provide that special meetings of the stockholders, except as provided for under Delaware law, (a) may be called at any time by the Chairman of the Board or by the President, and (b) shall be called by the President when directed to do so by: (i) resolution of the Board (adopted by majority vote of the directors then in office) or (ii) written request (which shall state the purpose or purposes therefor) of any three directors or of the holders of shares of our Common Stock representing not less than 30% of the total voting power of all shares of our Common Stock entitled to vote on any issue proposed to be considered at the meeting. Our Certificate of Incorporation and Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Corporation.

Our Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for a nomination to be properly brought before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our Certificate of Incorporation provides that any director elected by the holders of the Common Stock may be removed at any time, with or without cause, upon the affirmative vote of holders of at least a majority of the issued and outstanding shares of our Common Stock. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Corporation.

3. Business Combinations under Delaware Law.

Our Certificate of Incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a Corporation’s board of directors. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Item 2. Exhibits.

3.1	Amended and Restated Certificate of Incorporation of School Specialty, Inc.

3.2	Bylaws of School Specialty, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SCHOOL SPECIALTY, INC.

By:	/s/ Michael P. Lavelle
Michael P. Lavelle
Chief Executive Officer

Dated: June 11, 2013

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